Exhibit 99.1

YY Inc. to Hold 2017 Annual General Meeting on November 29, 2017

Guangzhou, November 1, 2017 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a leading live streaming social media platform in China, today announced that it will hold its 2017 annual general meeting of shareholders at Building B-1 North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou, the People’s Republic of China, on November 29, 2017 at 2 p.m. (Beijing time). Holders of common shares of the Company whose names are on the register of members of the Company at the close of business on November 15, 2017 are entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are welcome to attend the annual general meeting in person.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at http://investors.yy.com/. YY has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2016, with the U.S. Securities and Exchange Commission (the “SEC”). YY’s Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at http://www.sec.gov.

Shareholders may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting YY Inc. at ir@yy.com or by writing to YY Inc. at Building B-1 North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China, telephone: +86 (20) 8212-0000.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real-time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on NASDAQ in November 2012.

CONTACT: For further information, please contact:

YY Inc.

Matthew Zhao

Tel: +86 (20) 8212-0000

Email:IR@YY.com

ICR, Inc.

Xueli Song

Tel: +1 (646) 915-1611

Email: IR@YY.com